BARNES & THORNBURG LLP	11 S. Meridian Street Indianapolis, IN 46204-3535 317-236-1313 317-231-7433 (Fax) www.btlaw.com November 13, 2013
David P. Hooper
Partner
(317) 231-7333
dhooper@btlaw.com

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mark S. Webb, Legal Branch Chief
100 F Street, N.E.
Washington, D.C.  20549

Re:	America First Multifamily Investors, L.P. (f/k/a America First Tax Exempt Investors, L.P.)
Amendment No. 1 to Registration Statement on Form S-3
Filed on September 30, 2013
File No. 333-191014

Dear Mr. Webb:

On behalf of America First Multifamily Investors, L.P. (the “Company”), we hereby submit this letter in response to your letter dated October 4, 2013 and the oral comments communicated by you and your Staff colleagues between October 4, 2013 and the date of this letter relating to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”).  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  Contemporaneously with this letter, the Company also is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting our responses to your comments.

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Amendment No. 1 to Registration Statement on Form S-3
Business Objectives and Strategy, page 2

1.           As previously requested, please disclose the percentage of the distributions, not income, of each of the last three years that is tax-exempt.

Response:  As previously discussed, for the years ended December 31, 2012, 2011, and 2010, the percentage of the distributions made by the Company to shareholders in such years representing tax-exempt income is estimated at approximately 75%, 82%, and 82%, respectively.  Approximately 9%, 6%, and 9% of the distributions is estimated to represent taxable interest income, and the remaining 16%, 12%, and 9% of the distributions is estimated as a reduction in a shareholder’s cost basis for the years ended December 31, 2012, 2011, and 2010, respectively.  The foregoing reflects an estimate for a hypothetical shareholder who acquired

Mark S. Webb
Securities and Exchange Commission
November 13, 2013

shares on January 1, 2010 and held such shares continuously throughout the three year period ending on December 31, 2012; other shareholders would experience variations from the above estimates based on differing Internal Revenue Code Section 743 adjustments required to be made to equalize inside and outside basis for such shareholders.  In addition, each shareholder was allocated a percentage of the non-deductible expense resulting from the fact that the Company is not allowed to deduct all expenses for tax purposes since the majority of income it generated is tax-exempt.  The shareholder’s portion of non-deductible expenses is a reduction in their cost basis in shares.  Based on further discussions with you and your Staff colleagues, we respectfully submit that it is our understanding the Staff has no further comments on this matter.

U.S. Federal Income Tax Considerations, page 29

2.           Please revise to make clear that the material tax considerations, including the tax-exempt status of the mortgage revenue bonds, are the opinion (or opinions) of named counsel, and file the opinion (or opinions) as exhibits.

Response:  Pursuant to discussions with you and your Staff colleagues and the Staff’s oral comments communicated to the Company to date, the Company has revised the Registration Statement to address this matter in accordance with your comments, as respectfully submitted in the Amendment No. 2 that is being filed with the Commission contemporaneously with this letter.

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The Company respectfully requests the Staff’s assistance in completing its review of the Amendment No. 2 as soon as possible.  Should you have additional comments or questions, please contact me at (317) 231-7333.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:  Timothy Francis